Mail Stop 6010

January 15, 2008

Judith H. Jones
Counsel
Law & Regulatory Affairs, RW61
Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

> **Re:** **Aetna Inc.**
> **Definitive Proxy Statement**
> **Filed March 19, 2007**
> **File No. 001-16095**

Dear Ms. Jones:

We have reviewed your response letter dated October 12, 2007 and have the following comments. Please respond to our comments by January 29, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We note the additional discussion and analysis in your response to comment 9, and in the introduction to your response letter, of the quantitative and qualitative aspects of the targets to be achieved in order for your named executive officers to earn their incentive compensation under the Annual Bonus Plan. Please provide us with a more detailed explanation as to why disclosure of the actual targeted quantitative value of the relevant measures would cause substantial competitive harm, especially when the requested disclosure would be made on a historical basis. For example, describe for us what information your competitors could derive from such disclosure and how such information could be used to cause substantial competitive harm.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney